Exhibit 99.1

ASX Release 31 July 2023

AHI Commentary for the Quarter Ended
30 June 2023 and Appendix 4C

Highlights

●	Expanded Partner Opportunities in the UAE.

●	AHI commenced Stellenbosch University joint study.

●	AHI entered US FDA submissions.

●	AHI clears NASDAQ Compliance Requirements.

●	AHI received $5m placement completed at a Market Premium.

●	Significantly reduced Debt.

●	Revenue of $241,542 for quarter ending 30 June 2023.

●	AHI consolidates post - acquisition operating cost by $4.8 million per annum.

●	Strong uplift in NASDAQ trading.

Advanced Health Intelligence Ltd (‘AHI’ or ‘the Company’), is pleased to update shareholders regarding the attached Appendix 4C and to provide an update on its activities for the quarter ended 30 June 2023, along with additional partnerships the Company progressed during that quarter.

The Company’s new capabilities are being well received by the market and are already showing strong demand from current and new partnerships. As previously outlined in the Company’s Q3 Commentary and Appendix 4C.

During Q2 2023, AHI successfully optimized the integration process of its cutting-edge technology, facilitating demonstrations of our advanced solutions. Notably, our technology garnered significant attention and recognition, leading to an invitation from Boston Consulting Group (‘BCG’) Singapore to showcase our capabilities at their global summit on 10 May 2023.

During the BCG event, AHI's technology generated exceptional interest, resulting in long queues of attendees eagerly waiting to experience our groundbreaking scanning process. The overwhelming response served as a testament to the efficacy and appeal of our offerings.

Moreover, AHI’s participation in the BCG summit opened up numerous discussions with potential partners across the region. As a result, AHI is actively engaging in constructive dialogues to explore collaboration opportunities with various organizations within the healthcare technology industry.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release 31 July 2023

The success of AHI’s technology demonstrations and the substantial interest expressed by industry leaders and attendees further strengthens AHI's position as a prominent player in the healthcare technology sector.

AHI has successfully undergone a transformative evolution, transitioning from its original focus on body scanning for dimension and composition assessment to become a comprehensive provider of biometric health risk assessment (‘BHA’) solutions.

This strategic shift has been undertaken to cater to a broader audience encompassing various sectors such as Healthcare, Insurance, population health, Non-Government Organizations (NGO), and Health Maintenance Organizations (HMO).

As part of this transformation, AHI now offers a fully-fledged suite of scalable health assessment, risk stratification, and digital triage services to healthcare providers, insurers, employers, and government agencies. These unique and proprietary capabilities are designed to facilitate cost-effective health accessibility, empowering smartphone users to proactively manage and improve their overall health outcomes.

To enhance accessibility and streamline adoption, AHI has introduced partner-friendly delivery methods. These options include white-label applications, URL-based integration, web-based applications, as well as the traditional Software Development Kit (SDK) that AHI previously provided. By offering multiple delivery channels, AHI aims to minimize friction and reduce time-to-market for its valuable partners.

This comprehensive approach to biometric health risk assessment marks an important milestone in AHI's journey to serve a diverse range of industries and stakeholders, driving positive health outcomes for individuals and contributing to the advancement of healthcare accessibility on a global scale.

All of this will assist AHI in increasing revenue within current partnerships and unlocking multiple partnership approaches.

As AHI scales its partner and commercial pipeline it’s also identifying cost consolidation opportunities with new operating models. Since the completion of two acquisitions in 2022, AHI has consolidated its operating model including its team and tools of business, and in doing so has reduced its annual cost base by over $4.8 million. The cost efficiencies will continue to be realized through the second half of calendar 2023 and work in tandem with AHI’s objective of cashflow breakeven.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“The Company has achieved strong commercial and financial progress over the past fiscal period. Through strategic initiatives and prudent management, AHI has successfully strengthened its financial position and improved its market standing. AHI experienced unprecedented trading on the NASDAQ throughout June and July with gross ADR volume trading reaching well over 300,000,000 traded ADR’s, from an original ADR base of only 2,565,688 ADR’s.

One of the significant accomplishments during this period has been the substantial reduction of convertible note debt. Through additional management strategies and cash flow optimization, AHI has significantly lowered its debt levels, which not only enhances its financial stability but demonstrates the Company’s commitment to responsible financial practices.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release 31 July 2023

AHI also announced the conclusion of a successful capital raising which saw $5m invested into the company by German based institutional investor, Orca Capital. This capital raising was executed at a premium to the market closing price prior to the placement, demonstrating the strong investor confidence in our AHI's future prospects and growth potential. The successful outcome of this initiative not only bolsters our financial resources but also reaffirms the market's belief in our business strategy.”

Scott Montgomery, CEO at AHI, said:

“AHI is demonstrating performances as one of the most exciting publicly-traded technology companies globally – evidenced by trade volumes of its ADRs on the NASDAQ this last two months. The fast maturing of AHI’s business operations following the acquisitions in 2022 is resonating with the investor community, and it appears recognising the strategic positioning of bringing biometric health measures to smartphone users globally as a worthwhile opportunity.

The Company is consistently executing on its strategic plan and is a small number of commercial contracts away from cashflow breakeven, whilst continuing to invest in its IP portfolio, validation studies with world-class universities and pursuit of regulator accreditations.”

Commercial update

AHI is delighted to provide a partner update that highlights our ongoing dedication to serving existing partners through our advanced technologies. Simultaneously, AHI is excited to introduce its latest biometric health assessment, a cutting-edge solution that opens up new opportunities for expanding existing collaborations and establishing new commercial partnerships.

AHI is diligently working with our current partners, ensuring that they continue to receive support and access to our state-of-the-art technologies.

As demonstrated by the recent signing of Pharmak LLC in the UAE, we are actively seeking new partners and opening in new regions to achieve global reach of our technology in the healthcare sector. By forging strategic alliances with like-minded organizations, AHI aims to make a significant impact on the industry while delivering innovation and validated advancements in healthcare practices.

On 13 June 2023, AHI announced that it had agreed to issue Orca Capital GMBH, an offshore institutional investor, 20,000,000 fully paid ordinary shares, raising A$5,000,000 at $0.25 cents a share.

AHI will use the net proceeds received from this offering primarily for the Company’s current products and business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are synergistic with or complimentary to our technologies and working capital.

The offering represents a 194% increase to the last traded price on Friday, 9 June 2023, close on ASX was $0.085.

AHI is currently in negotiations with parties looking to participate in the balance of the convertible note round. AHI will keep shareholders informed as this round of fund-raising progresses.

On 26 June 2023 AHI informed shareholders that the Company had received a determination letter from Nasdaq stating that the Company has not regained compliance with the Nasdaq Rules.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release 31 July 2023

The Company took the necessary steps to immediately effect a ratio change of the ADSs to its non- traded ordinary shares from the current ratio of one (1) ADS representing seven (7) ordinary shares to a new ratio which will have the same effect as a reverse split of the existing ADSs.

On 30 June 2023, AHI announced that its planned ratio change of the Company’s American Depositary Shares (ADSs) to its non-traded ordinary shares from the previous ratio of one (1) ADS representing seven (7) ordinary shares to the new ratio of one (1) ADS representing twenty-eight (28) ordinary shares shall become effective on 30 June 2023. The ratio change has the same effect as a reverse split of the existing ADSs of 1 new ADS for every 4 old ADSs. The effective date for the ratio change is 29 June 2023, and the Company’s ADSs continued to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AHI” with a new CUSIP Number 00777C 203.

On 14 July 2023, the Company advised the market that as the Company’s ratio change has taken effect, the ADSs have traded well above the USD $1.00 for more than ten consecutive business days, Nasdaq staff wrote to the Company advising that its non-compliance had now been cured and the Company was now in full compliance with the Nasdaq listing rules.

Expected Commercial Partner Launches in Q3 2023

Upvio Healthtech.

Telehealth platform Upvio Healthtech is expected to launch in Q3 2023.

Upvio offers comprehensive medical, health and wellness practitioners technology, including human imaging, feature-rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into existing software. Upvio enables geo-cloud storage for securely storing sensitive patient information, ensuring that patients' data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real-time.

This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently, and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind. It brings together the best- of-breed technologies, including AHI's scanning and risk assessment capabilities.

AHI does not expect to generate revenue from Upvio until it has commercially launched.

Augmented Reality Concierge LLC (“ARC”)

US-based Augmented Reality Concierge LLC whilst experiencing minor delays in the expected Q2 2023 Launch, is now expected to Launch in August 2023.

Augmented Reality Concierge, LLC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, the ARC’s creative tools are fun and exciting, allowing people to engage with them to realise their goals.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release 31 July 2023

The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realised that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to a company's or its consumer's wants or needs.

AHI does not expect to generate revenue until Augmented Reality Concierge has commercially launched.

Subsequent events and funding progress update

On 5 July 2023, AHI updated shareholders regarding several initiatives the Company had undertaken.

Stellenbosch Study

AHI is dedicated to ensuring the effectiveness and accuracy of our proprietary multi-sensor data set captured via the BHA. AHI has initiated a joint study with renowned Stellenbosch University to rigorously test and evaluate the capabilities of AHI's BHA. This technology utilizes a contactless method on smartphones, producing 61 health outputs across five significant health and disease categories: cardio-respiratory, body composition, estimated blood biomarkers, metabolic health, and mental health.

Stellenbosch University, known for exceptional research history and healthcare expertise, is an ideal collaborator for this study. Their scientific rigor and reputation bring invaluable insights to verify our biometrically driven outputs, captured and computed using four sensors exclusively on smartphones— no additional equipment or medical professionals required.

Significant progress has been made in the initial phase of the study, testing AHI's BHA on the first 20 subjects, yielding valuable correlative biometric data sets and promising results. Across these subjects, 18 showed clinical relevance, affirming the efficacy of our technology in stratifying biometric health risk through non-invasive and contactless methods.

This achievement highlights the robustness and reliability of our sensor set, enhancing confidence in the transformative potential of our smartphone-based biometric health assessment. The collaboration with Stellenbosch University further strengthens the credibility and reliability of our technology, instilling confidence in the broader healthcare community.

As the study progresses, we maintain the highest scientific rigor, aiming to establish a solid foundation for global implementation and adoption of our multi-sensor capture. This collaborative effort will contribute to shaping the future of healthcare and reaffirm our position as a trusted provider of cutting- edge health technology solutions.

FDA Submissions Underway

AHI has made an initial submission to the FDA by section 513(g). The purpose of a Section 513(g) submission is to obtain clarification on the regulatory pathway for a medical device. This will provide AHI with the appropriate guidance from the FDA before submitting a formal application. The FDA is currently reviewing the request and AHI is awaiting written feedback.

The current submission is seeking categorisation of the AHI BodyScan to be specifically used in the identification and tracking of obesity. AHI‘s long-term strategy to seek FDA approval for the BHA under a 510K software as a medical device category. The Stellenbosch study will provide valuable data that will form part of these submissions.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release 31 July 2023

Why AHI developed the Biometric Health Assessment (‘BHA’)

AHI's BHA is a powerful solution for healthcare, insurers, and governments, revolutionizing patient care. Based on extensive medical literature and studies, AHI has digitized trusted health indicators used by medical professionals, significantly reducing human error.

The BHA enables accurate, low-cost data accessible to most smartphone users worldwide. Early detection of chronic diseases like cardiovascular conditions, diabetes, respiratory disorders, sleep apnea, and mental health issues is crucial for individuals and healthcare systems. Traditional physician-led screening can delay access to overburdened professionals and cause financial strain on payors.

By analysing biometric data, including vital signs, body fat, and blood lipid profiles, our BHA helps identify early warning signs before visible symptoms appear. This proactive approach allows timely interventions, such as lifestyle modifications and targeted treatments, leading to improved outcomes and substantial cost savings.

Early intervention with the BHA can save billions in healthcare costs, reducing hospitalizations and expensive treatments. Resources can be allocated to preventive care and community health initiatives, creating a sustainable healthcare system.

AHI's BHA empowers healthcare professionals with a reliable, digitized tool for early disease risk identification and intervention. By harnessing proven scientific principles through smartphone access, AHI’s BHA transforms patient care and fosters a cost-effective healthcare system for all stakeholders.

Partnership review undertaken

AHI reviewed all partnerships over Q2 2023. taking into consideration partner fit, delays, and AHI’s direction. This resulted in AHI removing a number of partnerships as follows. FitTrack Incorporated, Jayex Health, eMersion Technology due to delays in integration or market entry. AHI is happy to continue with these organisations when they have progressed their platform and commercial position. AHI has not elected to seek an extension of its contract with Bupa Australia for corporate wellness step challenges. This contract will complete its term on 31 July 2023. Further to the outlined organisations, AHI and NextMedical SAC terminated the MSA due to it becoming insolvent. AHI and NextMedical shared a strong relationship and AHI remains committed to assisting NextMedical once the company has undertaken its restructure and recapitalisation.

Funding update

At 30 June 2023, AHI had a closing cash balance of $2.104 million in the Bank.

Subsequent to the quarter ended 30 June 2023, AHI has been presented with three additional funding proposals of between $5,000,000 - $20,000,000 through a placement under its LR7.1 capacity. The Company is actively engaged in discussions with the parties and anticipates closing the additional capital within the next 10 business days. AHI will keep shareholders apprised once final terms are reached.

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery	Vlado Bosanac
Chief Executive Officer	Founder/Head of Strategy
Advanced Health Intelligence Ltd	Advanced Health Intelligence Ltd
E: admin@ahi.tech	E: admin@ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity

Advanced Health Intelligence Ltd

ABN	Quarter ended (“current quarter”)

85 602 111 115	30 June 2023

Consolidated statement of cash flows			Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers		286	818
1.2	Payments for			-
	(a)	research and development	-
	(b)	product manufacturing and operating costs	(236)	(339)
	(c)	advertising and marketing	(70)	(296)
	(d)	leased assets	-	-
	(e)	staff costs	(1,632)	(4,934)
	(f)	administration and corporate costs	(1,103)	(3,885)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		1	1
1.5	Interest and other costs of finance paid		(200)	(263)
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		809	2,032
1.8	Other (provide details if material)		-	16
1.9	Net cash from / (used in) operating activities		(2,145)	(6,850)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	(187)
	(b)	businesses	-	-
	(c)	property, plant and equipment	(17)	(26)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	151	(1,365)
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	321
2.6	Net cash from / (used in) investing activities	134	(1,257)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	5,000	5,000
3.2	Proceeds from issue of convertible debt securities	1,750	1,975
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(347)	(525)

3.5	Proceeds from borrowings	250	2,250
3.6	Repayment of borrowings	(958)	(2,732)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material) [1]	(1,750)	(1,750)
3.10	Net cash from / (used in) financing activities	3,945	4,218

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	175	6,011
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,145)	(6,850)

1	Represents the redemption of convertible debt issued at item 3.2.

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	134	(1,257)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	3,945	4,218
4.5	Effect of movement in exchange rates on cash held	(5)	(18)
4.6	Cash and cash equivalents at end of period	2,104	2,104

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	118	175
5.2	Call deposits	1,986	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	2,104	175

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(9	)1.
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

1.	Director’s fees paid to our Non-executive Chairman, Nicholas Prosser.

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,145)
8.2	Cash and cash equivalents at quarter end (item 4.6)	2,104
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	2,104

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.98

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:	The company does expect to have the current level of net operating cash flows for the time being. For further comment, refer to the Funding update section on page 6 in the attached commentary.

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:	Yes. Refer to 8.6.1 above.

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	Yes, through further capital raising, with several financing offers having been received. Refer Funding update on page 6 in the attached commentary.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	31 July 2023

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.